UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  MACC PRIVATE EQUITIES INC.

Address of Principal Business Office: 101 Second Street S.E., Suite 800, Cedar Rapids, IA 52401

Telephone Number: (319) 363-8249

File Number under the Securities Exchange Act of 1934:  814-00150

The undersigned business development company states the following basis for filing the notification of withdrawal:

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal

D.  [X] The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company's new business. Give the date of the shareholders' or partners' meeting and the number of votes in favor of and opposed to the change.

The company has changed the nature of its business so as to cease operations and liquidate all assets.  The change to liquidate the company and transfer all asset and assumed obligations to a liquidating trust and to withdraw the company’s election to be regulated as a business development company under the Act was authorized by a majority vote of the shareholders at a special meeting held on September 26, 2011.  Of the 2,464,621 shares eligible to vote on the proposal at the special meeting:

i) 1,559,368 were voted in favor of authorizing the company to liquidate and dissolve the company and transfer of the assets and certain liabilities of the company to a liquidating trust for the sole purpose of distributing the assets of the company to the shareholders, with 9,170 shares voted against and 11,388; and

ii) 1,549,325 were voted in favor of authorizing the withdrawal of the Company’s election to be regulated as a business development company under the Act, with 10,423 shares voted against and 20,178.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Cedar Rapids and the state of Iowa on the 4th day of October, 2011.

MACC PRIVATE EQUITIES INC. By: /s/ David R. Schroder Name: David R. Schroder Title: President

Attest:  /s/ Robert A. Comey_________
Name: Robert A. Comey
Title:   Treasurer and Assistant Secretary